PROXY VOTING RESULTS-SPECIAL MEETING OF THE SHAREHOLDERS
A special meeting of the shareholders of the VALIC Company I ("VC II") Small Cap Value Fund was held on February 5, 2010.
The Fund adopted the following proposal:
1. To approve a new investment sub-advisory agreement between The Variable Annuity Life Insurance Company ("VALIC") and SunAmerica Asset Management Corp. ("SunAmerica"), which provides that SunAmerica will manage a portion of the assets of the Small Cap Value Fund.
Votes in Favor . . . . . . . . . . . . . . 28,043,753.516
Votes Against . . . . . . . . .  . . . . 2,848,109.805
Votes Abstained . . . . . . . . . . . . . . . 1,859,699.920